Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:      132-02838)

Date: March 2, 2021

The following is a transcript of a conference call relating to Finance of America Equity Capital LLC’s Fourth Quarter 2020 Earnings conducted on March 2, 2021.

Finance of America 4Q20 Earnings Conference Call Script

March 2, 2021

Conference Call Introduction

Operator

Good afternoon, ladies and gentlemen, and welcome to the Finance of America Fourth Quarter 2020 Earnings Conference Call. I would now like to turn the conference over to Michael Fant, Senior Vice President of Finance at Finance of America. Please go ahead, Michael.

Forward-Looking Statements

Michael Fant, Finance & Investor Relations

Thank you and good afternoon everyone, and welcome to Finance of America’s fourth quarter earnings call. With me today are Patti Cook, Chief Executive Officer, and Graham Fleming, President. As a quick reminder, this call is being recorded and you can find the Earnings Release on our investor relations website at www.financeofamerica.com. During the call, we may refer to our unaudited financials and non-GAAP measures, which are reconciled to GAAP results, to the extent available without unreasonable efforts, in our earnings release.

Also, I would like to remind everyone that comments on this conference call may be forward-looking statements regarding the company's expected operating and financial performance for future periods. These statements are based on the company's current expectations and are subject to the safe harbor statement for forward-looking statements that you will find in today’s news release. Actual results for future periods may differ materially from those expressed or implied by these forward-looking statements due to a number of risks or other factors that are described in Finance of America’s Form S-4 recently filed with the U.S. Securities and Exchange Commission. We are not undertaking any commitment to update these statements if conditions change. Please note these are interim period financials and are unaudited.

Now I would like to turn the call over to Finance of America’s Chief Executive Officer Patti Cook. Patti?

Section I

Patti Cook, CEO

Thanks Michael and good afternoon everyone. Today I will share some fourth quarter and full year highlights, and our President, Graham Fleming, will provide additional details on our financial results, capital structure and outlook. As it relates to our pending merger with Replay Acquisition Corp., which trades under the ticker RPLA, we remain on target to close in early April, and we are quite excited to transition to a public company under the ticker FOA.

The fourth quarter brought an end to an exceptionally strong 2020 for the industry and for Finance of America. While we capitalized on outsized refinancing volumes driving record originations, we also benefitted from strong performance across our diverse set of businesses.

One of the key differentiating factors for us is our broadly diversified platform that generates sustainable growth across economic cycles and capitalizes on market tailwinds as they present themselves. Our lending businesses include mortgages, reverse mortgages, and commercial loans distributed across distributed retail, third-party brokers and digital direct to consumer channels. In addition to the lending segments, we have a fee-for-service business, named Incenter, and a Portfolio Management business that includes a broker-dealer and a registered investment adviser. This diversification allows for broad reach and customer choice, and generates more consistent volumes, margins, revenue and earnings over time.

Much of our success reflected the ongoing dedication and resilience of our team members, as well as the continued trust and partnership of our clients. And as we near the important milestone of becoming a public company, we are more eager than ever to continue to generate strong performance.

Finance of America continued to deliver on all fronts, as strong fourth quarter results drove record full-year performance that exceeded the high-end of our prior guidance range, and further demonstrated the power of our diversified platform. As with the rest of 2020, mortgage was the main driver of our results, as related volumes and margins came in higher than we originally anticipated. Furthermore, our other segments also performed exceptionally well. Starting with our Reverse business, baby boomers are increasingly looking to finance their aging in place, and we remain well positioned to provide capital to these borrowers that are looking to utilize the significant value accumulated in their homes, without being forced to sell and move. Our 2020 funded volumes increased slightly compared to 2019 levels, while revenue and earnings were up meaningfully on a year-over-year basis reflecting higher margins for the reverse products.

Looking ahead, we continue to launch new products and extend our Reverse Originations reach. As an example, we will be rolling out our new reverse mortgage product in short order, which provides a unique retirement mortgage solution and combines the attributes of a traditional mortgage with the flexibility of a reverse mortgage. We expect that this new loan product will ramp up to be a meaningful contributor to earnings in the coming years.

On the commercial side, where we provide loans to residential real estate investors, our business continues to benefit from broader tailwinds including the aging housing stock and millennials’ bias for newer construction or remodeled properties. Volumes resumed and accelerated in the second half of the year and the segment returned to profitability in the fourth quarter following the pause in originations in the second quarter related to the COVID pandemic.

Finally, low interest rates drove record origination volumes and record margins for our mortgage business in 2020, as homeowners capitalized on the environment driving outsized refinancing activity. And while mortgage rates remain low on a historical basis, various macro trends including growing household formation will ultimately drive a return to a purchase market. Importantly, as recently as the first quarter of 2019, purchases accounted for 75% of our origination volume, reinforcing the strength and breadth of our multichannel distribution platform.

In addition to our lending segments, are our Lender Services and Portfolio Management businesses. Lender Services provides an array of services including title and appraisal management that generate a recurring stream of fee revenue. We continued to add new business lines to Lender Services and generated record top-line growth in 2020.

Portfolio Management allows us to create new products and distribute them successfully to investors, thereby completing the lending cycle. Importantly, our registered investment adviser completed a key strategic initiative in the fourth quarter: the formation of its first MSR fund. In addition, we completed 10 securitizations last year, with a number of additional securitizations already scheduled to close in the first four months of this year.

We expect contributions from these non-mortgage segments to continue to rise – both organically and through strategic acquisitions – thereby providing a unique growth engine as the mortgage market shifts to drive cycle-resistant earnings.

Supporting and continually improving our broad product and distribution capabilities is our unique technology stack. Our infrastructure remains key to delivering best-in-class customer experience, provides flexibility to launch new products quickly, enables efficient onboarding of new businesses and people, and supports complex capital markets activity.

While 2020 was an exceptionally strong year, we are even more excited about the future. Our platform was purpose built to create a differentiated consumer lending business, with multiple product lines that complement one another but are driven by different tailwinds. Lender Services and Portfolio Management further enhanced the company’s earnings profile. As we outlined earlier, we continue to make progress in further broadening and diversifying the platform, launching our soon-to-be released reverse mortgage product, and attracting investment to our MSR fund. And it’s no coincidence that all of these developments sit outside of our mortgage business – further diversifying our platform. It is this differentiation through diversification that we believe will provide sustainable growth across economic cycles.

So with that, I will now turn the call over to Graham, to discuss our financials in more detail.

Section II

Graham Fleming, President

Thanks Patti. As mentioned earlier, we generated very strong results for the fourth quarter of 2020. More specifically, funded origination volume rose 7% on a sequential quarter basis to a record $9.8 billion, with total revenues of $539 million versus $605 million in the prior quarter. Expenses grew in line with the increase in funded volume during the quarter. Following through, we reported pre-tax net income of $153 million and Adjusted EBITDA of $174 million for the fourth quarter of 2020.

For the full year, total funded volume increased 70% to a record $32.6 billion, compared to $19.2 billion in 2019. In turn, total revenues hit another record in 2020 and doubled to $1.8 billion from $894 million in 2019. Pre-tax net income of $500 million was up more than 6x the $78 million generated in the prior year. Adjusted EBITDA was up nearly 5x to $597 million, well above the high end of our prior guidance range of $565 million.

Turning to our segments and starting with our mortgage business, we generated record funded volumes of $8.8 billion and $7.9 billion of net rate lock volume during the fourth quarter. Total revenue of $367 million for the quarter was down on a sequential basis – largely a function of softer net rate lock volume and a modestly lower gain-on-sale margin – consistent with industry trends and seasonal expectations. Pre-tax net income was down on a sequential basis following record levels in the third quarter.

Full year 2020 funded volume grew 88% and net rate lock volume increased 83% compared to the prior year driving revenue up 145% on a year-over-year basis to $1.3 billion. Pre-tax net income totaled $460 million for 2020, up considerably versus 2019 levels.

Our Reverse Originations segment originates home equity conversion mortgages and proprietary non-agency reverse mortgages driving net origination gains and origination fees. Reverse funded volumes were up 4% quarter-over-quarter to $654 million. Related net origination gains and origination fees drove segment revenue to $55 million and pre-tax income to $33 million for the fourth quarter of 2020, up 12% and 38%, respectively, compared to prior quarter levels. For the year, with funded volumes increasing 9% versus 2019 levels to $2.7 billion, pre-tax net income was up 65% due to improved margins in the segment.

On the Commercial side, funded volume more than tripled on a sequential basis to $307 million in the fourth quarter, while the segment returned to profitability for the period. For the year, funded volumes, revenue and earnings were down compared to 2019 levels reflecting the temporary suspension of loan originations in the second quarter as a result of COVID-19 related market uncertainty. Originations resumed in June and accelerated through the back half of the year.

Turning to Portfolio Management, through our integrated platform we selectively retain and manage assets on our balance sheet, which in turn generates attractive returns and uncorrelated recurring fees and earnings. For the fourth quarter of 2020, assets under management reached $16.9 billion, up 2% on a sequential-quarter basis and 12% year-over-year. Segment revenue, including gain on sale of loans, fair value gains, interest income, servicing income, fees for underwriting, advisory and valuation services, and other ancillary fees, declined 10% on a linked-quarter basis due to fluctuations in fair value adjustments during the quarter. While we recorded a net loss on a pre-tax basis, this was materially impacted by fair value adjustments brought on by COVID-19 effects to the financial markets in late first quarter 2020. For the year, these fair value adjustments negatively impacted the segment by $50 million. In 2020, the team completed 10 securitizations raising $3.3 billion in aggregate including two in the fourth quarter reinforcing the efficacy of our model.

Finally, Lender Services delivered the segment’s strongest results to date in 2020. Full year pre-tax net income increased 300%over 2019 to $20 million driven in part by new business initiatives including the continued growth of third party clients as well as increased adoption by FOA companies. Importantly, our Lender Services segment generates revenues that are additive to loan origination fees, and our customer base continues to grow and shift in favor of third-party clients.

Turning to our balance sheet and capital management, we maintain ample liquidity with $233 million of cash and cash equivalents, as well as $5.0 billion of advance and warehouse facilities as of December 31, 2020. In November 2020, we raised $350 million by issuing senior unsecured notes due in 2025. We maintain plenty of capacity to continue to invest in the business organically or by capitalizing on strategic M&A opportunities to further diversify our platform and enhance growth prospects. With that, I will now turn it back to Patti.

Closing Remarks

Patti Cook, CEO

Thank you, Graham. There is no question that our broadly diversified platform provides us the ability to generate growth across a multitude of economic cycles. Our diversification enables a broad reach and generates more consistent volumes, margins, revenue and earnings over time. We remain excited about the future, and we look forward to continuing to build relationships with the investment community and update everyone on our progress as we transition to a public company and build shareholder value. Thank you for your time and have a great evening.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement of Replay Acquisition that also constitutes a prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Beginning on February 12, 2021, the definitive proxy statement/prospectus is being mailed to Replay Acquisition’s shareholders as of January 28, 2021, seeking any required shareholder approval.

Shareholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com.

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition and Finance of America, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Replay Acquisition for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Replay Acquisition’s other filings with the SEC. Each of Replay Acquisition, Finance of America and New Pubco cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each of Replay Acquisition, Finance of America and New Pubco cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America or New Pubco does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.